HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
POWER GENERATION FOR THE FIRST QUARTER OF 2008

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at 31 March 2008, the power generated by Huadian Power International Corporation Limited* (the "Company") and its subsidiaries (together the "Group") for the first quarter of 2008 amounted to 22.43 million MWh as calculated on the basis of the consolidated financial statement of the Group, representing an increase of 60.17% compared with the same period last year, and the on-grid electricity sold amounted to 20.84 million MWh, representing an increase of 59.62% compared with the same period last year. The utilization hour amounted to 1,218 hours, representing an increase of 120 hours compared with the same period last year.

The growth of power generation was mainly attributable to the continuous increase of demand for power in the regions served by the Group and the power contribution of the Group's newly constructed generating units which commenced operations in 2007.

The attached table shows the amount of the power generation and the on-grid electricity sold by the Group, jointly controlled company and associated companies as at 31 March 2008.

Note 1: The Company's shareholdings in all power plants, subsidiaries, jointly controlled company and associated companies were calculated up to 31 March 2008.

By order of the board of directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the board of directors

As at the date hereof, the board of directors of the Company comprises:
Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director),Chen Bin (Non-executive Director),Zhong Tonglin (Executive Director),Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
9 April 2008

**For identification purpose only*

END